Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

AGM Group Holdings Inc.

We hereby consent to the inclusion our report dated August 7, 2026 in this Registration Statement on Post-Effective Amendment No. 1 to Form F-1 (File No. 333-290977) dated August 25, 2026 of AGM Group Holdings Inc. (the “Company”), relating to the consolidated balance sheets of the Company as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). We also consent to the reference to us under the caption “Experts” in such Registration Statement.

/s/ GGF CPA LTD
GGF CPA LTD
PCAOB No.: 2729
Guangzhou, China
August 25, 2026